Results of Annual Meeting of Shareholders (UNAUDITED)

On April 15, 2014, the Annual Meeting of Shareholders of the Fund was held and the following matters were voted upon based on 39,257,124 shares of beneficial interest outstanding on the record date of February 18, 2014

(1)	To approve the election of five trustees to hold office until the year 2015 Annual Meeting of Shareholders.

Name of Trustees	For	Withhold
Ralph W. Bradshaw	31,105,707	847,552
Edwin Meese III	30,631,615	1,324,344
Scott B. Rogers	30,966,263	987,196
Andrew A. Strauss	30,906,532	1,046,727
Glenn W. Wilcox, Sr.	30,970,143	985,616